UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CNX Coal Resources LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

12592V100

(CUSIP Number)

Donald W. Rush

Executive Vice President and

Chief Financial Officer

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12592V100	13D	Page 2 of 7 Pages

1.	Name of reporting person: CONSOL Energy Inc.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 5,006,496
	8.	Shared voting power: 0
	9.	Sole dispositive power: 5,006,496
	10.	Shared Dispositive Power: 0
11.	Aggregate amount beneficially owned by each reporting person: 5,006,496
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 31.9%
14.	Type of reporting person: CO

CUSIP No. 12592V100	13D	Page 3 of 7 Pages

Explanatory Note

This Amendment is being filed to correct and replace the prior Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed October 3, 2017, which was filed with an erroneously attached exhibit. Filer has filed this Amendment as a replacement for that filing. All other information provided in this filing remains unchanged from that Amendment No. 1, which amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 11, 2016 (the “Statement”), relating to the common units representing limited partner interests (the “Common Units”) of CNX Coal Resources LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is amended and supplemented as follows:

(a)	Schedule I attached hereto amends and restates in its entirety the Schedule I previously filed as part of the Statement and is incorporated herein by reference. Schedule I contain information concerning the executive officers and directors of the Reporting Person (collectively, the “Listed Persons”).

(d)-(e)	During the last five years, neither the Reporting Person nor any of the Listed Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

Conversion of Class A Preferred Units

As previously disclosed, on September 30, 2016, the Reporting Person received 3,956,496 Class A Preferred Units representing limited partner interests of the Issuer (the “Class A Units”) in exchange for the contribution of certain assets by the Reporting Person to the Issuer. On October 2, 2017, pursuant to the terms of the Class A Units, the Reporting Person elected to convert the Class A Units into 3,956,496 Common Units of the Issuer for no additional consideration.

Spin-off Transaction

As previously disclosed, on July 11, 2017, CONSOL Mining Corporation, a wholly owned subsidiary of the Reporting Person (“CNX Mining”), filed a registration on Form 10 with the SEC, in connection with the contemplated spin-off of the Reporting Person’s coal business (the “spin-off”). As part of the spin-off, the Reporting Person and its subsidiaries expect to complete an internal reorganization in order to transfer certain assets of the Reporting Person, including its Common Units, Subordinated Units, incentive distribution rights and general partner interest of the Issuer, to CNX Mining. Assuming the completion of the internal restructuring transactions, CNX Mining will directly or indirectly own 5,006,496 Common Units, 11,611,067 Subordinated Units, 100% of the incentive distribution rights and a 1.7% general partner interest (reflecting 100% of the general partner units) of the Issuer.

General

The Reporting Person acquired the securities described in this Statement for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated

CUSIP No. 12592V100	13D	Page 4 of 7 Pages

transactions. In addition, the Reporting Person owns the Issuer’s General Partner and appoints the General Partner’s board of directors and may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b)

            Based on 15,675,131 Common Units outstanding following the conversion of the Reporting Person’s Class A Units, the Reporting Person beneficially owned, and had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, 5,006,496 Common Units representing 31.9% of the Common Units outstanding. The Reporting Person does not share the power to vote or to direct the vote or to dispose or direct the disposition of any Common Units.

(c)        Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transaction in the Common Units.

(d)        None.

(e)        Not applicable.

CUSIP No. 12592V100	13D	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017	CONSOL Energy Inc.

/s/ Stephanie L. Gill
	By:	Stephanie L. Gill
Vice President, General Counsel & Corporate Secretary

CUSIP No. 12592V100	13D	Page 6 of 7 Pages

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Person, or each person controlling the Reporting Person, is set forth below.

Reporting Person: CONSOL Energy Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship

Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer	USA

Donald W. Rush	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer	USA

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer - Exploration and Production	USA

James A. Brock	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer - Coal	USA

William N. Thorndike, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board (Managing Director of Housatonic Partners)	USA

Alvin R. Carpenter	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Vice Chairman – CSX Corporation)	USA

J. Palmer Clarkson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (President and Chief Executive Officer of Bridgestone HosePower, LLC)	USA

CUSIP No. 12592V100	13D	Page 7 of 7 Pages

William E. Davis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chairman and Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

Maureen E. Lally-Green	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Judge on the Superior Court of Pennsylvania)	USA

Bernard Lanigan, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.)	USA

John T. Mills	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chief Financial Officer – Marathon Oil Corporation)	USA

Joseph P. Platt	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA

William P. Powell	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA

Edwin S. Roberson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chief Executive Officer, Christ Community Health Services)	USA